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                                              Filed by The J. M. Smucker Company
                                                   Commission File No. 333-73830
                                   Subject Company: The Procter & Gamble Company
                           Pursuant to Rule 425 under the Securities Act of 1933


     This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

                                        CAGNY Presentation

                                        February 20, 2002

               INTRO

Smucker's      Good morning. We appreciate the invitation to present to you.
logo slide     This is the first time we have been to CAGNY, and we are looking forward to introducing you to the "new" Smucker Company. Joining me in making this presentation is my brother, Richard, who is President and Co-CEO, and also with us today to help answer questions are

                    -    Steve Ellcessor, our Chief Financial Officer;

                    - Vince Byrd, who is Vice President--General Manager of our Consumer Group;

                    -    Fred Duncan, Vice President--Special Markets; and

                    -    Mark Belgya, our Treasurer.

1st            Before we begin the presentation, please let me direct
disclosure     your attention to two slides that our attorneys consider
slide          to be very important. First, some of the information that we will be providing to you today is forward looking, and this slide discusses some of the risk factors that are relevant to that

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               information. It is included in the copy of the presentation that you picked up on your way in, so please take a minute to look at that slide.

2nd            Next, is a slide relating to the S-4 proxy statement and
disclosure     prospectus that we have filed with the SEC in connection
slide          with the transaction. More detail on the transaction is available in that filing.

Jif/Crisco/    I am sure most, if not all of you, are aware of our proposed
Smucker's      merger of the Jif  and Crisco brands with our company.
beauty shot    Since this transaction is quite unique, it might be helpful for me to provide a brief description of the deal.

               This transaction is being accomplished through the use of a "Revised Morris Trust" structure, which allows us to accomplish the deal with stock. It also provided a tax-free transaction to both Procter & Gamble and its shareholders.

               The way the transaction will work is that Jif and Crisco will be spun off from P&G into a new subsidiary that will be immediately merged with Smucker. P&G shareholders will receive one share of new Smucker stock for every 50 shares of P&G stock that they own. The Smucker shareholders will exchange each of their existing shares for an expected .96 share of the new Smucker.


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               The transaction is subject to regulatory and Smucker shareholder approval, and to receipt of a private letter ruling from the IRS. We have already received antitrust approval from the FTC, and we are confident of obtaining both shareholder approval and the IRS ruling letter. We currently expect a closing date in the second calendar quarter.

"New"          The integration planning is proceeding very well, and
Smucker        we are looking forward to bringing the businesses together
slide          into a "new" Smucker, combining three American icon brands, each with the number one market position in their respective categories.

               The transaction also will double the size of our company and more than double our cash flows and profits. It is very accretive to earnings per share and, because of its unique structure, it will provide us with a very strong balance sheet. This will create a platform for future growth, not only for growing existing brands, but giving us the opportunity to acquire additional leading brands in the food business. It also will give us the ability to continue our strong dividend pay out practices and, because we will be doubling the number of our shares outstanding, it will significantly improve the float and liquidity of our stock.

               VISION

Powerful
combination    Our vision is to create a company composed of a
slide          number of American icon brands, each with the leading


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               market position in its respective category and each sold in the center of the retail store. With regard to our vision, I would like to emphasize the importance we place on number one, icon food brands, and make clear that our goal is not to simply accumulate an array of various retail brands. In a moment, we will speak more to the importance of being the leading brand in the category.

               In many ways, Crisco and Jif are a natural fit with Smucker's. They are everyday brand names found in the vast majority of households across the country, and they have some of the highest unaided brand awareness that can be found on the grocer's shelves. These brands are sold through the same distribution channel, which will allow us to leverage our position with our brokers, and are sold not only to the same customers, but also to similar consumers.

Video Let's take a moment and share with you how these brands are viewed by consumers.

Product        We think that the strong attachment that consumers have for
collage        all three of these brands makes them more than just a natural
slide          fit with each other. The connections between these brands and their consumers creates an opportunity for the whole to be much greater than the sum of its parts as we leverage the brand awareness and equities of each brand to strengthen the others.


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               Not only do the brands each hold the number one market position in its respective category, they also set the quality standards for their categories, and are all sold in the center of the retail store.

               This point is very important. There has been much talk about the growth of the perimeter of the store, where items such as home meal replacements are sold, but grocers still make the majority of their profits from the center of the store: shelf-stable products, either dry or frozen, that provide the steady day-in/day-out sales for the retail grocer.

               STRATEGY

Category &
product        Currently, in our retail business, Smucker participates
overview       in four categories:  fruit spreads, natural peanut butter,
slide          ice cream toppings, and natural beverages.


Smucker's      As you can see from this slide, we have a commanding
brand          market share lead in each of these respective categories
slide          over our next closest branded competitor, which is
               represented by the second bar.



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               The combined total of these categories represents $1 billion dollars in sales, and we currently have market leadership ranging from 41% share to 71% share of each category.

The "new"      With the addition of  Jif  and  Crisco,  we will add three
Smucker's      new categories, as shown by this slide.  You can see
brand          that  Jif  has the leading market position with 33%, over
slide          Skippy, the second branded competitor, at 22%.  In
               cooking oils, Crisco has a 24% share of market and its closest competitor, Wesson, has a 19% share. In shortenings, Crisco has an impressive share of 64%.

Opportunities  As important is that these two categories total almost
for growth     $2.0 billion in sales.  Therefore, Smucker has gone from
slide          the leading market position in four categories that total $1 billion dollars in sales, to the category leadership in seven categories, totaling $3.0 billion in sales; thereby giving us greater opportunity for growth.

               Looking at our sales, by product category, both before and after the transaction, we see the following:

Net sales by   This chart shows that roughly half of our current business
product        is in fruit spreads, across several business areas.
slide

               The new Smucker Company, on the other hand, will be predominantly a consumer retail, branded business, with a


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               good balance of product categories. Roughly a quarter of our business will be in the peanut butter category; a quarter will be in fruit spreads; and another quarter will be in shortenings and oils. We think this provides us with a more balanced, profitable basis for future growth.

               In this age of consolidation, to be an effective supplier to the retail trade and meet the needs of today's consumers, we believe the most important factor is having brand leadership in the categories in which you participate. In that regard, this next slide indicates the percentage of a company's U.S. retail sales that come from products that are the number one brand in their category.

Branded        Here, you can see that we compare very favorably with
retail sales   these leading companies in the retail food industry.
slide

               While it is true that the categories in which we participate are mature, we are a very focused company and have demonstrated our ability over the years to grow by gaining market share. It is the type of business that we know a lot about and are very comfortable with, and believe that there is strong growth potential for each of our brands.

25-year        This next slide looks at our ability to grow the share of
historical     market for the Smucker's brand.  We have been able to



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chart slide    grow our market share consistently over 25 years, taking our share from 20% to its current level of 41%. We are confident in our ability to continue doing this for the Smucker's brand, and we believe this type of growth is certainly also possible for both the Jif and Crisco brands which, while market leaders, are still at a lower relative percentage leadership position than the Smucker's brand.

               As a result of our brand-building focus, we have achieved steady earnings and consistent growth. With that, we'd like to share with you our financial projections for the "new" Smucker Company.

Enhanced
shareholder    FINANCIAL PERFORMANCE
value slide

               Looking at our projected financial performance, let's
Financial      touch first on our stand-alone performance and expectations.
performance    We ended last fiscal year with revenues of $650 million,
slide          EBITDA of $83 million, and earnings per share of $1.30. For the current fiscal year, we expect sales and earnings to grow at about 4% and EBITDA to grow by 11%. That would give us earnings per share for this year in the range of $1.33 to $1.37, which excludes any costs associated with the transaction. Our expectation is that the one-time charges associated with the transaction will be $10-15MM. Depending on exactly when the closing occurs, the additional expense that we expect to incur this fiscal year, as a result of the transaction, including both one-time and ongoing costs, will be between $5MM and $10MM.


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               If you look at the right-hand side of the chart, you will see what we think the combined businesses are likely to achieve in the first 12 months of integration. For these purposes, we are assuming a closing on May 1, 2002, so that the first 12 months of integration match our fiscal 2003.

               With the increased marketing investment spending that we have built into these projections, we expect sales of approximately $1.35 billion and a significant increase in our EBITDA, to a range of $210--225 million. Our margins overall should improve as we spread our sales and administrative costs over a much larger sales base, allowing us to project a range of earnings per share of between $1.90 and $2.10. This per-share range assumes outstanding shares of just under 50 million.

               Increasing shareholder value has always been a priority for Smucker. Let's take a moment to highlight a couple of our most recent initiatives. These not only contributed to shareholder value, but they also helped to make the Jif / Crisco deal possible .

Share price
performance    In June 1997, we began an open market share
slide          repurchase program, and over a course of the next three years thereafter, we repurchased approximately 1 million shares.


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               Then, in August 2000, in order to simplify our capital structure and improve liquidity, we combined our former Class A and Class B common shares into one new single class of voting shares. At the same time, we also repurchased an additional 4.3mm shares. You can see the impact this had on our share price.

               You can also see how the accretive nature of the Jif / Crisco transaction has already contributed to increased shareholder value, with a positive post-announcement street reaction.

Increased      In addition, the doubling of our shares outstanding,
shareholder    combined with the increase in share value, will take us
value slide    from a small- to mid-cap stock.  That, along with our greater earnings growth potential and our strong dividend practice (which we expect to continue), will result, we believe, in our shares trading at a higher multiple than they have historically, further increasing shareholder value.


Total value    If you compare our total enterprise value as a multiple of our
EBITDA         pro forma EBITDA to that of other food companies, as this
slide          slide does, you can see the opportunity that exists for growth in our valuation.

               In order to help realize that opportunity, we are doing presentations and road shows to try to bring wider recognition to our investment


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               potential. Our presence with you today, of course, is part of that effort.

               GROWTH STRATEGY

Growth
strategy       Looking forward, our expectations for the strategic time frame
slide          are to achieve 8% annual revenue growth with earnings growth at a similar or greater rate. We will focus our efforts in three major areas that we believe are critical to growth and maximizing value:

               1. First, growth will result from our core businesses. We will achieve this through increased marketing investment for the Jif and Crisco brands, which have not had consistent marketing support for the past several years, and continued investment in the Smucker's brand. Our goal will be to focus on share of market growth for each of these three brands.

               2.   Second is the introduction of new products, one of which we
Uncrustables        have shared with you today: our Uncrustables PB&J sandwich.
slide               We are excited about this product and have had strong
                    initial success in school systems where our foodservice area has been marketing the product, and in the 10% of the country where our product is currently being sold at retail.
                    There are also a number of new product ideas in the "pipeline" for


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               both Jif and Crisco, and we plan to evaluate and give support to those that we feel have significant potential.

2nd growth  3. The third leg of the growth "stool," as we mentioned
strategy       earlier, is the acquisition of other leading food brands. With
slide          regard to our acquisition criteria, based on our earlier comments concerning the importance of brand strength, leading brand position is a primary criterion. Other criteria include:

                    -    a geographic emphasis on North America;

                    - ability to leverage raw material synergies and utilize our existing plant capacity; and

                    - enabling acquisitions where we can leverage the Smucker's, Jif, or Crisco brands, such as we have done with the Uncrustables product.

Total debt     As we mentioned earlier, the structure of this deal as a stock
EBITDA         transaction has provided us with an extremely strong balance sheet, with excellent cash flow--not only doubling the size of our current business, but also providing a platform for future growth. You can see on this slide how our company compares to other food companies in terms of our total debt to EBITDA, on a pro forma basis. Clearly, we have more than adequate capability for making future significant acquisitions. We will be disciplined, though, and target only those acquisitions that meet our overall return requirements.


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Summary   SUMMARY
slide

          We believe that what the new J.M. Smucker Company will offer to investors can be summarized as follows:

The
Smucker   1.   The proven ability to grow market share in mature categories;
advantage
slide

          2. The ability to leverage the strength of our broker network to maximize the retail focus;

          3.   Stronger category management programs with our retailers;

          4. A focus on financial returns, supported by a strong balance sheet. (This transaction enhances these capabilities); and

          5. Continuity of management. Our company exemplifies this by having only four top management changes in our 105-year history.

          With these key elements, we firmly believe we can enhance the growth potential of these new brands as they become part of The J.M. Smucker Company.


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Basic     With this perspective on the transaction and its
Beliefs   importance to our company, it is also important to step
slide back for just a moment and share with you our thoughts on some of the things that will not change as a result of this transaction. Although we are, in many ways, creating a new company, we will not be compromising the "Basic Beliefs" upon which our company is built. These Beliefs have stood the test of time, and we believe that they will be just as important, if not more so, in providing the foundation for the company as it grows.

          These Beliefs of: "Quality, People, Ethics, Growth, and Independence" are engrained in our culture and will continue to be the cornerstone upon which we will build the Smucker Company.

"New"     As you can see, we are very excited about the new Smucker Company. We
J.M.      believe that we will provide increased value to our shareholders, both
Smucker   existing and new, as we implement our vision of marketing American
Company   icon brands with the number one market position in their respective
slide     categories on the retail grocer's shelves.

Logo      Again, thank you for giving us the opportunity to share our story with slide you this morning, and we look forward to taking any questions you might have.



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THE J. M. SMUCKER COMPANY FORWARD LOOKING INFORMATION

THIS DOCUMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. THESE INCLUDE STATEMENTS REGARDING ESTIMATES OF FUTURE EARNINGS AND CASH FLOWS AND EXPECTATIONS AS TO THE CLOSING OF THE TRANSACTION. OTHER UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, GENERAL ECONOMIC CONDITIONS WITHIN THE U.S., STRENGTH OF COMMODITY MARKETS FROM WHICH RAW MATERIALS ARE PROCURED AND THE RELATED IMPACT ON COSTS, ABILITY TO OBTAIN REGULATORY AND SHAREHOLDERS' APPROVAL, INCLUDING WITHOUT LIMITATION A PRIVATE LETTER RULING FROM THE INTERNAL REVENUE SERVICE, INTEGRATION OF THE ACQUIRED BUSINESSES IN A TIMELY AND COST EFFECTIVE MANNER, AND OTHER FACTORS AFFECTING SHARE PRICES AND CAPITAL MARKETS GENERALLY. OTHER RISKS AND UNCERTAINTIES THAT MAY MATERIALLY AFFECT THE COMPANY ARE DETAILED FROM TIME TO TIME IN REPORTS FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING FORMS 10-Q AND 10-K.

SECURITIES LAWS LEGEND:

THE J. M. SMUCKER COMPANY HAS FILED WITH THE COMMISSION A PROXY STATEMENT-PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED MERGER OF THE JIF AND CRISCO BUSINESSES WITH AND INTO THE J. M. SMUCKER COMPANY. INVESTORS ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. YOU WILL BE ABLE TO OBTAIN THE DOCUMENTS FILED WITH THE COMMISSION FREE OF CHARGE AT THE WEBSITE MAINTAINED BY THE COMMISSION AT WWW.SEC.GOV. IN ADDITION, YOU MAY OBTAIN DOCUMENTS FILED WITH THE COMMISSION BY THE J. M. SMUCKER COMPANY FREE OF CHARGE BY REQUESTING THEM IN WRITING FROM THE
J. M. SMUCKER COMPANY, STRAWBERRY LANE, ORRVILLE, OHIO 44667, ATTENTION:
INVESTOR RELATIONS, OR BY TELEPHONE AT 330-682-3000.

THE J. M. SMUCKER COMPANY AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE J. M. SMUCKER COMPANY'S SHAREHOLDERS. A LIST OF THE NAMES OF THOSE DIRECTORS AND EXECUTIVE OFFICERS AND DESCRIPTIONS OF THEIR INTERESTS IN THE J. M. SMUCKER COMPANY IS CONTAINED IN THE J. M. SMUCKER COMPANY'S PROXY STATEMENT DATED JULY 10, 2001, WHICH IS FILED WITH THE COMMISSION. SHAREHOLDERS MAY OBTAIN ADDITIONAL INFORMATION ABOUT THE INTEREST OF THE DIRECTORS AND EXECUTIVE OFFICERS IN THIS TRANSACTION BY READING THE PROXY STATEMENT-PROSPECTUS.



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